InterOil Announces Release of Sponsor Collateral Under OPIC Agreement

HOUSTON and SINGAPORE, June 21, 2011 /PRNewswire/ -- InterOil Corporation and Overseas Private Investment Corporation, an agency of the United States of America ("OPIC") have agreed to the release of certain sponsor support collateral related to the 2001 loan agreement.

OPIC has released the common stock which was pledged by PIE Group LLC, a company controlled by InterOil's Chief Executive Officer. The release of this collateral and termination of various other sponsor support arrangements required when the loan was entered into in 2001 reflects InterOil's development and organizational maturity, the increased strength of its balance sheet, and the reduced balance of the loan from the original $85 million to $40 million, after the next installment is paid at the end of this month. A parent guarantee originally provided by InterOil Corporation in 2001, will continue for the remaining life of the loan.

As a result of the release, PIE Group LLC has informed InterOil that it will distribute the common shares to its individual members and will be dissolved. The effect of this distribution will be a reduction in the number of InterOil's common shares controlled by Mr. Mulacek and a less than corresponding increase in his personal holdings.

Collin Visaggio, InterOil Chief Financial Officer, commented, "I am pleased that we have restructured the existing debt arrangement in preparation for further investment in the Gulf LNG Project."

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea.

InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com The Woodlands, TX USA	Meg.LaSalle@InterOil.com The Woodlands, TX USA
Phone: 281-292-1800	Phone: 281-292-1800

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the construction and development of the proposed LNG plant and condensate stripping plant, the intention of PIE Group LLC to distribute the common shares of InterOil, the impact of any such distribution on Mr. Mulacek's holdings in InterOil and the dissolution of PIE Group LLC. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2010 on Form 40-F and its Annual Information Form for the year ended December 31, 2010. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.